EXHIBIT 99.1

Equinor ASA: Announcement of cash dividend of 3.6041 NOK per share for fourth quarter 2025

Equinor ASA (OSE: EQNR, NYSE: EQNR) announced on 4 February 2026 a cash dividend per share of USD 0.39 for fourth quarter 2025.

The NOK cash dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 15 May 2026, in total seven business days.

Average Norges Bank fixing rate for this period was 9.2414. Total cash dividend for fourth quarter 2025 is consequently NOK 3.6041 per share.

On 27 May 2026, the cash dividend will be paid to relevant shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.